Exhibit 99.1

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

NEWS RELEASE

Kinross pours first gold bar at La Coipa

Toronto, Ontario, March 9, 2022 – Kinross Gold Corporation (TSX:K; NYSE:KGC) (“Kinross” or the “Company”) is pleased to announce that its La Coipa project in Chile achieved a significant milestone and poured its first gold bar.

The project commenced commissioning at its plant in early February 2022, on schedule and under budget, with the plant expecting to ramp up over the next few months to reach full operating capacity mid-year.

“Thanks to the hard work and contributions of our team in Chile, we were able to reach this important milestone and pour our first gold bar at La Coipa,” said J. Paul Rollinson, President and CEO. “Our team has safely delivered the project on schedule and under budget despite the challenging operating environment caused by the global pandemic over the past two years. With La Coipa expected to reach full operating capacity by mid-year, we are on the cusp of further exciting milestones at the project.”

At year-end 2021, Kinross increased La Coipa’s expected life of mine production by 45% to approximately 1 million Au eq. oz. by incorporating the nearby Puren pit into the project and optimizing the Phase 7 mine plan. The project’s life of mine estimate was also extended from 2024 to 2026. Pre-stripping at Puren is expected to begin in April 2022.

The Company continues to study opportunities to further expand La Coipa’s mine plan, such as a possible additional Puren pushback and incorporating other adjacent pits into the project.

Kinross also signed a power purchase agreement late last year to supply La Coipa with 100% renewable power to meet its power needs, in line with the Company’s greenhouse gas emissions reduction strategy.

About Kinross Gold Corporation

Kinross is a Canadian-based senior gold mining company with mines and projects in the United States, Brazil, Russia, Mauritania, Chile, Ghana and Canada. Our focus is on delivering value based on the core principles of operational excellence, balance sheet strength, disciplined growth and responsible mining. Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact

Louie Diaz

Vice-President, Corporate Communications

phone: 416-369-6469

louie.diaz@kinross.com

Investor Relations Contact

Chris Lichtenheldt

Vice-President, Investor Relations

phone: 416-365-2761

chris.lichtenheldt@kinross.com

www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

All statements, other than statements of historical fact, contained or incorporated by reference in or made in this news release, including but not limited to any information as to the future performance of Kinross, constitute “forward looking statements” within the meaning of applicable securities laws, including the provisions of the Securities Act (Ontario) and the provisions for “safe harbor” under the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this news release. The words “estimate”, “expect” or “opportunity” or variations of or similar such words and phrases or statements that certain actions, events or results may, can, could, would, should, might, indicates, or will be taken, and similar expressions identify forward looking statements. Forward-looking statements contained in this news release include, without limitation, statements with respect to: the ramp up of the La Coipa plant and the anticipated timing for reaching full operating capacity; expected life of mine production; the anticipated life of mine of La Coipa; the timing of pre-stripping at Puren; and the potential for possible expansions of the operation. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic, legislative and competitive risks and uncertainties and contingencies. Many of these risks and uncertainties and contingencies can affect, and could cause, Kinross’ actual results to differ materially from those expressed or implied in any forward looking statements made by, or on behalf of, Kinross. Such risks and uncertainties include, but are not limited to: operational or technical difficulties in connection with development, mining or processing activities; potential direct or indirect operational impacts resulting from infectious diseases or pandemics such as the ongoing COVID-19 pandemic; the volatility of prices of gold and silver; uncertainty of mineral reserve and mineral resource estimates; the speculative nature of gold exploration and development including, but not limited to, the risks of obtaining necessary licenses and permits; foreign exchange rate fluctuations; and risks associated with operating in foreign jurisdictions, including government relations risks. There can be no assurance that forward looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. All of the forward looking statements made in this news release are qualified by these cautionary statements, and those made in our filings with the securities regulators of Canada and the U.S., including but not limited to those cautionary statements made in the “Risk Factors” section of our most recently filed Annual Information Form, the “Risk Analysis” section of our FYE 2021 Management’s Discussion and Analysis, and the “Cautionary Statement on Forward-Looking Information” in our news release dated February 16, 2022, to which readers are referred and which are incorporated by reference in this news release, all of which qualify any and all forward-looking statements made in this news release. These factors are not intended to represent a complete list of the factors that could affect Kinross. Kinross disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

Other information

Where we say "we", "us", "our", the "Company", or "Kinross" in this news release, we mean Kinross Gold Corporation and/or one or more or all of its subsidiaries, as may be applicable.

The technical information about the Company’s mineral properties contained in this news release has been prepared under the supervision of Mr. John Sims, who is a “qualified person” within the meaning of National Instrument 43-101. Mr. Sims was an officer of Kinross until December 31, 2020. Mr. Sims remains the Company’s qualified person as an external consultant.

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